SKADDEN, ARPS, SLATE, MEAGHER& FLOM
RESIDENT PARTNERS

CHRISTOPHER J. KELL*
ADMITTED IN NEW YORK
AND ILLINOIS.

ROBERT H. WILLIAMS*
ADMITTED IN NEW YORK,
ENGLAND AND WALES.
                 __________

*REGISTERED FOREIGN LAWYERS IN
  NEW SOUTH WALES
  ENTITLED TO PRACTICE FOREIGN LAW
  ONLY.

LEVEL 13 131 MACQUARIE STREET SYDNEY, NEW SOUTH WALES 2000 TEL: (61-2) 9253-6000 FAX: (61-2) 9253-6044 www.skadden.com August 7, 2006
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BY HAND AND BY EDGAR

Mr. Daniel H. Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ME Portfolio Management Limited Registration Statement on Form S-3 (File No. 333-134196)

Dear Mr. Morris

On behalf of our client, ME Portfolio Management Limited (the "Registrant"), enclosed are three copies of Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-3 (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. For your convenience, also enclosed are three blacklined copies of the Amendment, marked to show the changes that have been made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of August 2, 2006 (the "Comment Letter"). Page number references in this letter refer to the pages of the blacklined copy of the Amendment. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

Registration Statement on Form S-3

General

1.
We note your response to our prior comment 1 and your revisions. However, we also note your continued use of terms not used in Regulation AB, such as "Manager" and "Mortgage Manager," as well as referring to "ME as servicer" and "MEPM as depositor." Please use non-Regulation AB terms, such as Manager and Mortgage Manager, only alongside their Regulation AB counterparts.

2.	Consider adding a separate section defining the Australian terms by using Regulation AB terms to assist investors familiar with U.S. terminology.

3.
In this regard, we note you state in your response to prior comment 1 that Regulation AB terminology is not fully applicable to the range of functions of the transaction parties. We do note that you have revised your disclosure under "Parties to the Transaction" in response to comments 11, 12 and 13 and to identify your servicer, originator and sponsor. If you do not believe that Regulation AB terminology is applicable in certain respects, please provide detailed analysis, in each case, as to why certain traditional Regulation AB transaction parties do not exist in the Australian structure and explain the process by which you determined that certain parties were sufficiently analogous to the Regulation AB parties to merit identification as depositor, sponsor, servicer and originator. In the alternative, if you believe that the transaction party has functions beyond the functions defined in the Regulation AB terms, please make that clear in your response.

As discussed during our telephone conference on August 4, 2006, we believe that MEPM is the depositor and the sponsor and that ME is the servicer and the originator of each of the funds within the meaning of those terms in Regulation AB. In addition, each of MEPM1 and ME2 has functions beyond the functions defined in the Regulation AB terms. Each of the functions of these parties, including the functions defined in Regulation AB, is described at pages S-58 and S-62 to S-63 of the prospectus supplement and pages 7 and 51 of the base prospectus in the case of MEPM, and pages S-60 to S-62, S-67 to S-71, S-129 and S-132 of the prospectus supplement and pages 5 to 6 and 19 to 21 of the base prospectus in the case of ME.

[1]
In addition to its roles as depositor and sponsor, MEPM has full management powers with respect to each fund, including the administration and servicing of any assets of the fund that are not serviced by the servicer, borrowings and other liabilities of the fund and the conduct of the day to day operation of the fund. In addition, MEPM has a number of specific responsibilities, including making all necessary determinations to enable the issuer trustee to make the payments and allocations required on each Payment Date, directing the issuer trustee to make those payments and allocations, keeping books of account, preparing the periodic reports and tax returns of each fund and monitoring support facilities. MEPM also recommends Authorized Investments to the issuer trustee and directs the issuer trustee in relation to Authorized Investments.

[2]
In addition to its roles as servicer and originator, ME is responsible for establishing and maintaining approval policies and underwriting criteria used in assessing housing loan applications, determining the suitability of loan applicants and evaluating the value and adequacy of property being used as security for housing loans, and assessing the eligibility of borrowers for redraw and top-up loans.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

As we discussed, the Registrant proposes to use the terms "depositor" and "sponsor", instead of "MEPM as depositor" and "ME as sponsor", respectively, to describe MEPM's Regulation AB functions, and "MEPM as manager" to describe MEPM's other (i.e., non-Regulation AB) functions. Similarly, the Registrant proposes to use the terms "servicer" and "originator", instead of "ME as servicer" and "ME as originator", respectively, to describe ME's Regulation AB functions, and "ME as mortgage manager" to describe ME's other (i.e., non-Regulation AB) functions.

Prospectus Supplement

Cover

4.	We note that some public securities have quarterly payments and some have monthly payments. Please confirm that you plan to file a Form 10-D with each distribution.

The Registrant confirms that each fund will file a report on Form 10-D with the Commission within 15 days of each required distribution date on the notes, for so long as such fund is subject to the reporting requirements of the Exchange Act.

Disclaimers, page S-7

5.	The disclosure regarding Perpetual Limited, which appears in the second-to-last full paragraph on page S-7, seems to conflict with the disclosure required by 1102(d) of Regulation AB. Please advise.

The references in this paragraph are to Perpetual Limited in its personal capacity, and not to Perpetual Limited its capacity as issuer trustee of the issuing entity. Perpetual Limited in its personal capacity does not stand behind the capital value or the performance of the offered notes or the assets of the fund or the obligations of MEPM. However, as noted in the response to comment #8 in the Staff's letter of June 15, 2006, the notes represent obligations of Perpetual Limited, in its capacity as issuer trustee of the issuing entity. The rights and obligations with respect to the property and assets of the issuing entity are vested in Perpetual Limited, in its capacity as issuer trustee. Claims with respect to the issuing entity and the notes may be made against Perpetual Limited, as issuer trustee of the issuing entity, to the extent of the issuer trustee's right of indemnity out of the assets of the issuing entity, as described under the captions "Description of the Transaction Documents—The Issuer Trustee—Limitation of the Issuer Trustee’s Liability" and "—Rights of Indemnity of the Issuer Trustee" on pages 49 to 51 of the base prospectus. Accordingly, we do not consider that there is a conflict between the referenced paragraph on page S-8 of the prospectus supplement and the disclosure required by Item 1102(d) of Regulation AB, as amended to reflect that as a matter of Australian trust law the issuing entity is not recognized as a separate legal entity.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

6.	We note the second-to-last paragraph in this section. Please delete the reference to other disclaimers that are not presently included in the supplement.

The Registrant has revised page S-8 of the prospectus supplement in response to the Staff's comment.

SMHL Securitization Program, S-15

7.	Please explain what it means for ME to originate housing loans "in the name of Perpetual Limited".

Under the master trust deed and the mortgage origination and management agreement, Perpetual Limited, as the issuer trustee on behalf of each issuing entity, and MEPM, as manager of each issuing entity, have appointed ME to undertake the origination function in respect of the housing loans on behalf of the issuer trustee and manager. Under this contractual arrangement, ME is responsible for procuring borrowers to enter into housing loans and arranging and processing each housing loan with the relevant borrower. That is, ME is the entity that interfaces with the borrower, but the contract for the housing loan is between the borrower and Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3. ME is not the lender of record or owner of any of the housing loans.

Upon completion of the origination process by ME, funds are advanced to or for the account of the borrower by Perpetual Limited, as trustee of SMHL Origination Fund No. 3. As a result, Perpetual Limited in its capacity as trustee of SMHL Origination Fund No. 3 is the original lender of record of each housing loan. Please also see page 19 of the base prospectus.

Credit Enhancement, page S-17

8.
We note your response to our prior comment 18 and your added disclosure. Please clarify in your response that you will provide the financial information as outlined in Item 1114(b)(2) of Regulation AB if the significance percentage meets the applicable thresholds.

The Registrant confirms that the prospectus supplement for each takedown offering will include, or incorporate by reference:

•
financial data required under Item 1114(b)(2)(i) for any entity providing credit enhancement that is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flows supporting any offered notes;

•
financial data required under Item 1114(b)(2)(ii) for any entity providing credit enhancement that is liable or contingently liable to provide payments representing 20% or more of the cash flows supporting any offered notes.

See pages S-20 and S-22 of the prospectus supplement.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

As discussed during our telephone conference of August 4, 2006 and in our letter to the Commission of May 17, 2006, the Registrant does not consider lenders mortgage insurance that is provided at the loan level at the time each housing loan is originated to constitute credit enhancement for purposes of Item 1114 of Regulation AB. This is consistent with remarks by an SEC Staff member during a panel discussion at a PLI Conference in New York, New York on March 24, 2005 to the effect that loan level mortgage insurance obtained by the underlying obligors or by the lenders at the time credit was first extended by such lenders would not be considered "credit enhancement" for purposes of Item 1114. See Kravitt, Jason H.P. (ed.), Securitization of Financial Assets 11-116 n. 649 (2005). See also Arnholtz, J. & Gainor, Edward E., Offerings of Asset-Backed Securities 3-33 (2006) and SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Regulation AB and Related Rules, Item 10.1. The Registration Statement accordingly does not contemplate that financial information of Genworth Financial Mortgage Insurance Pty Limited ("Genworth"), which provides loan level lenders mortgage insurance with respect to housing loans to be included in each securitized pool, will be included or incorporated by reference in the prospectus supplement. For a description of the mortgage insurance policies and Genworth, see pages S-98 to S-103 of the prospectus supplement.

Events of Default, page S-28

9.	We note your added disclosure on page S-28. Please clarify whether, in any event, the preferences specified in security deed may be different than the subordination preferences.

The Registrant confirms that in no event would the preferences specified in the security trust deed be different than the subordination preferences described under the captions "Summary—Subordination and Allocation of Losses" and "Description of the Offered Notes—Application of Realized Losses" on page S-19 and S-136 to S-138 of the prospectus supplement.

The Housing Loan Pool, page S-28

10.	Please also include disclosure here and in the base that the pool will include housing loans that may have a redraw or top-up feature. Also add similar disclosure to the cover page.

The Registrant has revised the cover page and page S-28 of the prospectus supplement and page 11 of the base prospectus in response to the Staff's comment.

Fees and Expenses, page S-29

11.
We note that "the mortgage component of the manager’s fee" may not exceed the servicing fee and other fees payable to ME by MEPM. Please clarify the meaning of this disclosure and disclose here the servicing fee as a formula. Refer to Item 1103(a)(7) of Regulation AB. Additionally, please revise your disclosure on page S-124 to separate out the servicing fee.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

The Registrant has revised page S-30 and S-126 to S-128 of the prospectus supplement in response to the Staff's comment. As noted on pages S-29 and S-127 of the prospectus supplement, the manager's fee is a sliding scale fee consisting of a mortgage component and a cash component. The mortgage component of the manager's fee is described on pages S-127 to S-128 of the prospectus supplement. The servicing fee and any other fees as may be agreed between ME and MEPM will be paid to ME by MEPM out of the mortgage component of the manager's fee attributable to the fund that MEPM receives from payments of Collections in accordance with the priorities described on pages S-110 to S-117 and S-120 to S-126 of the prospectus supplement. The servicing fee will not exceed the mortgage component of the manager's fee attributable to the fund. The servicing fee is not paid directly to ME out of the cash flow on the pool assets.

The servicing fee payable by MEPM to ME with respect to the fund is calculated based on the following formula:

Mortgage component of the manager's fee for the monthly period (attributable to the fund)	-	MEPM's Expenses + 5% of MEPM's Expenses for the monthly period (attributable to the fund)	=	Servicing fee

The Issuing Entity, page S-56

12.
Please revise the final bullet on page S-57 to clarify, if true, that the amount payable to the origination fund trustee is the amount necessary to purchase the loans transferred to the issuing entity. The current disclosure is unclear as to the purpose of the fund transfer.

The Registrant has revised page S-57 of the prospectus supplement and page 13 of the base prospectus in response to the Staff's comment and confirms that the funds payable to Perpetual Limited, as trustee for SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be, represent the purchase price of the housing loans transferred to the issuing entity.

13.
We note on page S-59 that the structure of the transaction is intended to "mitigate insolvency risk" and that assets "should not be available to other creditors." Please expand your disclosure to provide the disclosure required in Item 1107(k)(2)-(4) or Regulation AB as to the issuing entity and the issuer trustee. Refer also to Item 1100(e) of Regulation AB.

The Registrant has revised page 90 of the base prospectus in response to the Staff's comment. We have been advised that, under Australian law, the issuing entity is not a separate legal person. The relevant legal person is the issuer trustee. (See the response to comment #8 in the Staff's letter of June 15, 2006). Under Australian law, it is not possible to declare a bankruptcy or similar proceeding under the Corporations Act 2001 (Cth) with respect to the issuing entity. Such declaration or proceeding would need to be made with respect to the issuer trustee in its capacity as trustee of the fund. Such a declaration of bankruptcy or similar proceeding would only be in relation to the assets and liabilities of the fund, and not any assets and liabilities of the issuer trustee in its personal capacity.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

Other Trusts, page S-67

14.
Please tell us why these entities are necessary to the securitization. For example, why can’t the Class A Note Trust and the Security Trust’s duties be performed by some other person, such as the Issuer Trustee?

We have been advised that, under Australian law, separate trusts need to be created (i) for the benefit of the secured creditors and (ii) with respect the issuer trustee of the issuing entity which acquires the housing loans and issues the notes. The issuer trustee is the charger (i.e., pledgor) and the security trustee is the chargee (i.e., pledgee) of the security interest created under the security trust deed. It is therefore essential to the structure of an Australian MBS transaction that the security trustee and the issuer trustee be separate legal entities.

Similarly, it is not possible for the issuer trustee and the Class A note trustee to be the same entity. The Class A note trust is necessary to properly and efficiently manage the administration of the rights of holders of Class A notes (other than any A$ denominated Class A notes) separate from the interests of the issuer trustee.

Delinquency Experience of the Housing Loans, page S-89

15.
Please provide the number of accounts and dollar amount of delinquent loans in each thirty day bucket. Your current disclosure identifies only the percentage of loans that are delinquent in each thirty-day period. Refer to 1100(b) of Regulation AB.

The Registrant has revised pages S-89 to S-96 of the prospectus supplement in response to the Staff's comment. The Registrant confirms that the prospectus supplement for each takedown offering will disclose the number of accounts and dollar amount of delinquent loans in 30 day intervals.

Base Prospectus

Assets of a Fund, page 10

16.	We note your response to prior comment 36. Please revise to specify that you are referring to the base prospectus, rather than merely "this prospectus".

The Registrant has revised page 11 of the base prospectus and references throughout the prospectus supplement and the base prospectus in response to the Staff's comment.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

The Housing Loans, page 11

17.
We note your response to prior comment 37. The circumstances under which you may "add, remove or vary" loan features, as disclosed in the final paragraph on page 26, are unspecified. Please revise to clarify.

The Registrant has revised page 25 of the base prospectus in response to the Staff's comment. MEPM regularly reviews the special features and characteristics of the housing loans in light of developments in the residential housing loan market and the policies of the mortgage insurer. As a result of these reviews, MEPM may vary a feature or characteristic of the housing loans from time to time with the approval of the mortgage insurer. Such variations may expand or restrict the availability of a top-up loan with respect to a loan included in the pool of housing loans for a fund.

Transfer and Assignment of the Housing Loans, page 12

18.
The meaning of the second bullet in your supplemental response to prior comment 40 is unclear. Please revise to explain whether loans can be transferred without the accompanying transfer of the right to receive proceeds from the loans.

The Registrant has revised page S-57 of the prospectus supplement and pages 12 to 13 of the base prospectus in response to the Staff's comment. Housing loans may not be transferred from Perpetual Limited, as trustee for SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be, to Perpetual Limited, as issuer trustee on behalf of the issuing entity, without an accompanying transfer of the right to receive proceeds from the loans.

Funds Accounts, page 44

19.
We note your response to our prior comment 48 and that you deleted your disclosure regarding the issuance of additional notes. Please revise to include disclosure regarding the issuance of additional notes in the base prospectus by specifying which types of additional notes you intend to issue and indicate that they will be non-offered notes or advise.

Registrant has revised page 42 of the base prospectus in response to the Staff's comment. The Registrant will not issue any additional notes, other than payment funding facility notes, redraw funding facility notes and top-up funding facility notes, as further described on pages 42, 43 and 45 of the base prospectus. Any payment funding facility notes, redraw funding facility notes and top-up funding facility notes that may be issued after the closing date will be non-offered notes and will be issued in transactions exempt from registration under the Securities Act.

Liquidity Reserve, page 45

20.	Please clarify how the liquidity reserve will be funded. Is it the same as the cash collateral account?

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 7, 2006

The Registrant has revised page 43 of the base prospectus in response to the Staff's comment and confirms that the liquidity reserve represents the funds deposited and maintained in the cash collateral account of the issuing entity. On the closing date, the issuer trustee on behalf of the issuing entity will issue liquidity notes having an initial face value equal to 0.25%, or such other amount as may be specified in the prospectus supplement for a series, of the initial aggregate Outstanding Principal Balance of the housing loans to the liquidity noteholders on the terms set out in a supplementary bond terms notice relating to the liquidity notes. The proceeds of the liquidity notes will be deposited into the cash collateral account as the liquidity reserve. Following the closing date, the liquidity reserve will be maintained in the cash collateral account in an amount equal to the greater of (i) 0.25%, or such other amount as may be specified in the prospectus supplement for a series, of the aggregate Outstanding Principal Balance of the housing loans and (ii) 0.03%, or such other amount as may be specified in the related prospectus supplement, of the aggregate initial Outstanding Principal Balance of all of the notes. On each Monthly Payment Date and Quarterly Payment Date, to the extent necessary, additional funds will be deposited into the cash collateral account in an amount sufficient to maintain the liquidity reserve at the minimum required level. See also pages S-20 to S-21 of the prospectus supplement.

* * *

Please call me at 011-612-9253-6055 or my partner Richard Kadlick of our New York office at 1-212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell

Christopher J. Kell

cc: Richard F. Kadlick